Hong Kong Frankfurt
CKX, Inc.
JUNE 1, 2007
Presentation to the Board of Directors
Houlihan Lokey Investment Banking Services 1930 Century Park West Los Angeles, California 90067 310-553-8871 www.hlhz.com Los Angeles New York Chicago San Francisco Washington, D.C. Minneapolis Dallas Atlanta London Paris Frankfurt Hong Kong

ASSUMPTIONS AND QUALIFICATIONS
These materials are provided for the information of the Special Committee of the Board of Directors of CKX, Inc. (“CKX” or the “Company”) by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“HLHZFA”) in connection with the Special Committee’s consideration of a potential transaction involving the Company or its affiliates (the “Proposed Transaction”). These materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context.
These materials are provided on a confidential basis solely for the information of the Special Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to unless disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to in its entirety and the content of any description (including, without limitation, any reference to HLHZFA (or HLHZFA’s affiliate, Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”)), the Company’s (or the Special Committee’s) engagement of Houlihan Lokey, the services provided by HLHZFA (or Houlihan Lokey) or of any opinion rendered by HLHZFA (or Houlihan Lokey) shall be accurate and complete and the Company shall allow Houlihan Lokey (or HLHZFA) reasonable time and opportunity to review and comment upon any such inclusion or description. Notwithstanding the foregoing, HLHZFA imposes no restrictions on the disclosure by the Company (including its employees, representatives and agents) of the tax treatment or tax structure of any transaction, including those portions of any materials containing such information that are provided by HLHZFA to the Company. Any discussion in these materials regarding any U.S. federal tax matter is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties. Any such discussion was written to support the marketing or promotion of the transaction(s) or matters(s) to which the discussion relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. HLHZFA is not an expert on, and nothing contained herein should be construed as advice with regard to, legal, accounting, regulatory, insurance or tax matters.
These materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date of these materials. HLHZFA undertakes no obligation to update, revise or reaffirm these materials. These materials are not intended to provide the sole basis for evaluation of the Proposed Transaction, do not purport to contain all information that may be required and should not be considered a recommendation with respect to the Proposed Transaction. These materials do not constitute an opinion with respect to the Proposed Transaction, nor a recommendation to any security holder of the Company or any other person as to how such person should vote or act with respect to the Proposed Transaction. The preparation of these materials involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to particular circumstances and, therefore, are not readily susceptible to summary description. Furthermore, HLHZFA did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Thus, the analyses contained in these materials must be considered as a whole. Selecting portions of the analyses, without considering all analyses, could create an incomplete view. Estimates of value contained in the analyses are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. In preparing these materials, HLHZFA has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other participant in the Proposed Transaction.
All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including estimates of potential cost savings and expenses) reflected herein have been prepared by the management or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from public sources, which involve numerous and significant subjective determinations made by the management or which such management has reviewed and found reasonable. The budgets and projections contained herein may or may not be achieved and differences between projected results and those actually achieved may be material. We have assumed that such budgets and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates). HLHZFA has assumed and relied upon the accuracy and completeness of the financial and other information provided to it or obtained from public sources without assuming any responsibility for independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, we have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or any other participant in the Proposed Transaction since the date of the most recent financial statements provided to us, and that the final forms of any draft documents reviewed by us will not differ in any material respect from such draft documents.

Table of Contents
Tab Scope of Engagement 1
FX Luxury Investment 2
License Agreements 3
Going Private Transaction 4

Scope of Engagement
[Graphic Appears Here]
INVESTMENT LUXURY FX -
VERVIEW

Scope of Engagement
TRANSACTION OVERVIEW — FX LUXURY INVESTMENT (CONTINUED)
We understand that 19X, Inc. (the “Acquiror”) 19X Acquisition Corp., a wholly-owned subsidiary of the Acquiror (“Sub”), and CKX, Inc. (the “Company”), propose to enter into the Merger Agreement (defined below) pursuant to which, among other things, Sub will be merged with and into the Company (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, par value $0.01 per share , of the Company (“Company Common Stock”) will be converted into the right to receive $13.75 in cash (the “Consideration”). We understand that the Acquiror is owned by the majority stockholder and CEO of the Company, Robert Sillerman, and the Chief Executive Officer of the Company’s subsidiary, 19 Entertainment Limited, and a director and member of the Office of the Chair, Simon Fuller (together with Acquiror and their respective affiliates, and any other stockholder of the Company acting in a group in connection with the Transaction, collectively “Excluded Persons”). The Going Private Transaction will be in the form of a cash merger and will require a stockholder vote. We understand that the offer price is contemplated at $13.75 per share of common stock. The Company’s Series B Convertible Preferred Stock and Series C Convertible Preferred Stock will be converted into the right to receive its liquidation preference as contemplated by the terms of the Company’s Certificate of Incorporation or remain outstanding with terms identical to the terms of each class of preferred stock. We further understand that RFXS is also a significant shareholder in FX Luxury, owning approximately 34 percent of the equity interests. RFXS would reinvest approximately $120 million into the Company, representing an ownership interest of approximately 20 percent after the Going Private Transaction. It is anticipated that RFXS and Simon Fuller will remain as senior management of CKX post-Going Private Transaction.

Scope of Engagement
ENGAGEMENT OVERVIEW
The FX Luxury Investment and Going Private Transaction are referred to collectively as the “Transactions.” It is our understanding that the Transactions will be announced simultaneously.
Houlihan Lokey Howard and Zukin has been retained to assist the Special Committee in negotiating the Transactions, and to provide opinions, as to whether: The cash consideration to be paid by the Company and the value of the licenses to be granted by the Company’s subsidiaries pursuant to the License Agreements, in exchange for the 50 percent interest in FX Luxury and the consideration to be received by the Company’s subsidiaries pursuant to the License Agreements in the FX Luxury Investment are fair to the holders of the Company’s common stock (other than the Excluded Persons) from a financial point of view; and The consideration to be received by the holders of the common stock (other than the Excluded Persons) in the Going Private Transaction is fair to them from a financial point of view.

Going Private Transaction

Going Private Transaction
TRANSACTION OVERVIEW
In connection with the Going Private Transaction, we understand the Affiliated Stockholders may offer the Unaffiliated Stockholders of the Company cash consideration of $13.75 per share for each common share of the Company. The Going Private Transaction will be affected through a merger of 19 Acquisition Corp. with and into CKX.
RFXS would reinvest approximately $120 million into the Company, representing an ownership interest of approximately 20 percent after the Going Private Transaction.
CKX may terminate the merger agreement and enter into an alternative agreement during the 45-day “go-shop” period, only if that agreement constitutes (as opposed to is reasonably expected to result in a) “superior proposal”.
The parent of 19X Acquisition Corp. is required to pay CKX a termination fee of $37 million if the merger agreement is terminated due to: (i) failure to consummate the merger within 270 days of signing of the merger agreement due to the failure of 19X
Acquisition Corp. fails to raise the financing required to consummate the Going Private Transaction,
(ii) if 19X Acquisition Corp. or its parent effects a breach of any representation, warranty or covenant that is not capable of being satisfied by 270 days from the signing of the agreement, or (iii) there is a material breach in management cooperation agreement by RFXS or any affiliates.
It is our understanding that 19X Acquisition Corp. currently does not have committed financing required to complete the Going Private Transaction.

Going Private Transaction
IMPLIED STOCK PREMIUM ANALYSIS
In the Going Private Transaction, the Company’s stockholders will receive $13.75 in cash for each share of Company common stock owned, which represents a premium of 29.4 percent to 30.4 percent to the Company’s one-day prior and five-day prior closing share prices.
Implied Stock Premium (1) Offer Price per Share $13.75 50.0%
1-Day Stock Price $10.63
40.0% Implied 1-Day Stock Premium 29.4%
30.4% 29.4%
30.0% 27.4%
1-Week Stock Price $10.55
21.3%
Implied 1-Week Stock Premium30.4% 20.0%
1-Month Stock Price$10.79 Implied 1-Month Stock Premium27.4% 10.0% 3-Month Stock Price$11.33 0.0% Implied 3-Month Stock Premium21.3% 1 Day 1 Week 1 Month 3 Month
[1] Based on the average stock price over the period ending as of May 31, 2007.

Going Private Transaction
13 E-3 PREMIUM PAID ANALYSIS
The implied premiums are above the mean and median premiums observed in other 13e-3 transactions.
13e-3 Premium Analysis[1]
Stock Price Premium Median/Mean 40.0%
35.0% 5-Day Premium: 30.4% 1-Day Premium: 29.4% 30.0% 20-Day Premium: 27.4% 24.7% 24.2% 23.7% 25.0%
20.0%
16.7% 17.2% 15.9% 15.0%
10.0%
5.0% 0.0%
1 Trading Day 1 Trading Day 5 Trading Day 5 Trading Day 20 Trading Day 20 Trading Day Median Mean Median Mean Median Mean
Based on the premium to stock price on 13e-3 transactions filed with the SEC for the period of 1/2004 -5/2007.

Houlihan Lokey

CKX

Going Private Transaction

IMPLIED STOCK PREMIUM ANALYSIS – POST FX LUXURY INVESTMENT[1]

	1-Day	1-Week	1-Month	3-Month
Stock Price	**$10.63**	**$10.55**	**$10.79**	**$11.33**
Shares [(2)]	97.3	97.3	97.3	97.3
Market Cap	**$1,034.0**	**$1,025.9**	**$1,049.8**	**$1,102.4**
Add: Current Net Debt [(2)]	(26.9)	(26.9)	(26.9)	(26.9)
Add: Minority Interest [(2)]	3.7	3.7	3.7	3.7
Add: Preferred Stock [(2)]	22.8	22.8	22.8	22.8
Enterprise Value	**$1,033.6**	**$1,025.6**	**$1,049.5**	**$1,102.1**
Less: Pro Forma Net Debt [(3)]	73.1	73.1	73.1	73.1
Less: Minority Interest [(2)]	3.7	3.7	3.7	3.7
Less: Preferred Stock [(2)]	22.8	22.8	22.8	22.8
Add: PV of License Agreements [(4)]	132.0	132.0	132.0	132.0
Pro Forma Market Cap	**$1,066.0**	**$1,057.9**	**$1,081.8**	**$1,134.4**
Shares	97.3	97.3	97.3	97.3
Implied Stock Price	**$10.96**	**$10.88**	**$11.12**	**$11.66**
Implied Offer Price Premium	**25.5%**	**26.4%**	**23.6%**	**17.9%**

[1] Based on the average stock price over the period ending as of May 31,2007
[2] As per the Company's latest quarterly report filed on Form 10-Q on May 9, 2007.
[3] Net Debt includes $100 million of additional debt financing related to investment in FX Luxury.
[4] Based on the net present value of the License Agreements to the Company as part of the license agreement with FX Luxury

25

Going Private Transaction
VALUATION OF THE COMPANY
The following table shows (i) the valuation of the Company on a per share basis at certain stages of the Transaction leading up to and including the Going Private Transaction and (ii) the implied premium based on the $13.75 offer price.
Per Share Value Per Share Value Per Share Value Low High Low High &n bsp; Low High
Pre Transaction Post Flag Investment Pre Dividend Post Flag Transaction Post Dividend Base Business (1) $ 11.21 — $ 13.17 Base Business (1) $ 11.21 — $ 13.17 Base Business (1) $ 11.21 — $ 13.17
Incremental Flag Debt $ 0.00 — $ 0.00 Incremental Flag Debt ($ 1.03) — ($ 1.03) Incremental Flag Debt ($ 1.03) — ($ 1.03)
PV of Minimum Guarantees $ 0.00 — $ 0.00 PV of License Agreements $ 1.22 — $ 1.48 PV of License Agreements $ 1.22 — $ 1.48
Total Value of CKX $ 11.21 — $ 13.17 Total Value of CKX $ 11.41 — $ 13.62 Total Value of CKX $ 11.41 — $ 13.62
Interest in Flag $ 0.00 — $ 0.00 50% Interest in FX Luxury (2) $ 0.52 — $ 1.09 25% Interest in FX Luxury (2) $ 0.26 — $ 0.54
Total Value of CKX $ 11.21 — $ 13.17 Total Value Post Flag Investment Pre Dividend $ 11.92 — $ 14.70 Total Value Post Flag Transaction Post Dividen $ 11.67 — $ 14.16
Going Private Offer $ 13.75 — $ 13.75 Going Private Offer $ 13.75 — $ 13.75 Going Private Offer $ 13.75 — $ 13.75
Dividend $ 0.26 $ 0.54
Adjusted Going Private Offer $ 14.01 $ 14.29
Going Private Premium ($) $ 2.54 — $ 0.58 Going Private Premium ($) $ 1.83 — ($ 0.95) Going Private Premium ($) $ 2.34 — $ 0.13
Going Private Premium (%) 22.6% — 4.4% Going Private Premium (%) 15.3% — -6.5% Going Private Premium (%) 20.1% — 0.9%
In the Going Private Transaction, the Company’s stockholders will receive $13.75 in cash for each share of Company common stock owned, which represents a 4.4 percent to 22.6 percent premium to the Company’s intrinsic value prior to the Transaction.
Giving effect to the FX Luxury Investment, including the Distribution, the $13.75 offer price adjusted for the Distribution, represents a 0.9 percent to 20.1 percent premium to the Company’s intrinsic value.
[1] Based on the equal weighting of the four valation approaches, not including the $100 million investment in FX Luxury and the value of the licensing agreement.
[2] Excludes impact of the rights offering.

Going Private Transaction
VALUATION INDICATIONS VS. OFFER PRICE — PRICE PER SHARE[1]
The offer price is within the range of the valuation indications.
$20.00 $18.00 $16.82 $16.00
Offer Share price: $14.00 $12.91 $13.75 (2)
Price per Share $12.30 $11.95 $12.00 $12.60 $11.68 $11.47 Current Share Price: $10.00 $10.63 (3) $10.41
$8.00
Market Multiple Selected Transaction Discounted Cash Flow Public Price Approach Approach Approach Approach
[1] Includes the net present value of minimum guarantees to the Company’s subsidiaries as part of the license agreement with FX Luxury and $100 million of debt related to an investment in FX Luxury
[2] Based on current going-private offer price of $13.75 per share.
[3] The Company’s closing stock price as of May 31, 2007.

Going Private Transaction
VALUATION SUMMARY
(figures in millions, except price per share)
Market Multiple Selected Discounted Cash Flow Public Price Approach Transaction Approach Approach Approach Low High Low High &n bsp; Low High Low &n bsp; &n bsp; High Enterprise Value $ $1,100.0 $ $1,220.0 $ $1,080.0 $ $1,160.0 $ $1,190.0 $ $1,600.0 $ 980.0 $1,130.0
Add: PV of License Agreements 132.0 132.0 132.0 132.0 132.0 132.0 132.0 132.0
Adjusted Enterprise Value $ $1,232.0 $ $1,352.0 $ $1,212.0 $ $1,292.0 $ $1,322.0 $ $1,732.0 $ $1,112.0 $1,262.0
Add: Cash (1) 30.1 30.1 30.1 30.1 30.1 30.1 30.1 30.1
Less: Pro Forma Debt (1) 103.3 103.3 103.3 103.3 103.3 103.3 103.3 103.3
Less: Minority Interest (2) — — — — — — 3.7 3.7
Less: Preferred Stock (1) 22.8 22.8 22.8 22.8 22.8 22.8 22.8 22.8
Equity Value (Pro Forma) $ $1,136.0 $ $1,256.0 $ $1,116.0 $ $1,196.0 $ $1,226.0 $ $1,636.0 $ $1,012.4 $1,162.4
Price per Share (Pro Forma) $ 11.68 $ 12.91 $ 11.47 $ 12.30 $ 12.60 $ 16.82 $ 10.41 $ 11.95
[1] As per the Company’s latest quarterly report filed on Form 10-Q on May 9, 2007.
[2] Minority interest has been captured in other approaches through adjustments to the Company’s representative levels.

Going Private Transaction
IMPLIED TRANSACTION EBITDA MULTIPLES (EV/EBITDA)
The implied EV/EBITDA multiple based on the $13.75 offer price is within the range of EV/EBITDA multiples observed in other change of control transactions and those of other selected publicly traded companies.
(in millions) 24.0x Implied EBITDA Multiples
Implied Transaction 2007 EBITDA Multiple
Indicated Enterprise Value (1) $1,340.0 20.0x
17.9x
2006 EBITDA $42.8 Multiple 16.0x Implied EV/EBITDA Multiple 31.3x EV/EBITDA 14.3x
13.5x
2007E EBITDA $72.3
12.0x 11.1x 10.9x 10.7x Implied EV/EBITDA Multiple 18.5x 9.8x
2008E EBITDA $113.8
8.0x Implied EV/EBITDA Multiple Diversified Media Content Management Precedent Transactions 11.8x Companies Average Companies Average &nbs p; Average 2006/2007/2008 2006/2007/2008
[1] Based on current offer price of $13.75 per share.